Exhibit 1.02

Hologic, Inc.

Conflict Minerals Report

INTRODUCTION

This Conflict Minerals Report (CMR) of Hologic, Inc. (Hologic, our, we or the Company) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period of January 1, 2013 to December 31, 2013 (the Reporting Period).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which “Conflict Minerals” are necessary to the functionality or production of those products. The “Conflict Minerals” for the purposes of Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten, and the U.S. Secretary of State may designate other minerals in the future). If Conflict Minerals are necessary to the functionality or production of one or more products that a company manufactures or contracts to manufacture, that company must investigate its supply chain in an effort to determine whether those Conflict Minerals originated in any of the “Covered Countries” under Rule 13p-1. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this CMR, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

DESCRIPTION OF PRODUCTS COVERED BY THIS REPORT

Hologic designs, manufactures and sells premium diagnostics products, medical imaging systems and surgical products with an emphasis on serving the healthcare needs of women. The Company’s core business units are focused on Diagnostics, Breast Health, GYN Surgical and Skeletal Health. The Company’s Diagnostic products are used primarily to aid in the diagnosis of human diseases and to screen donated blood. Our Diagnostics products include our Aptima family of assays based on our Transcription-Mediated-Amplification technology, our Cervista products based on our proprietary Invader chemistry and our advanced instrumentation (Panther and Tigris). Our Diagnostics products also include our ThinPrep System, which is primarily used in cytology applications such as cervical cancer screening. Our Breast Health products are focused on detecting and treating breast cancer. Our Breast Health products include a broad portfolio of breast imaging and related products and accessories, including digital and film-based mammography systems, magnetic resonance imaging, breast coils, computer-aided detection for mammography and minimally invasive breast biopsy devices, breast biopsy site markers, breast biopsy guidance systems, breast imaging comfort pads, and breast brachytherapy products. Our GYN Surgical products are used to treat abnormal uterine bleeding and for the removal of fibroids and polyps within the uterus. Our GYN Surgical products include our NovaSure Endometrial Ablation System and our MyoSure Hysteroscopic Tissue Removal System. Our Skeletal Health products are used primarily for bone density assessments. Our Skeletal Health products include dual-energy X-ray bone densitometry systems, an ultrasound-based osteoporosis assessment product, and our Fluoroscan mini C-arm imaging products. For more information about Hologic’s products, see Part 1, Item 1 of the Company’s most recent Annual Report on Form 10-K, which can be accessed at www.hologic.com.

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. As a result of our reasonable country of origin inquiry (RCOI) and the due diligence procedures described below, Hologic has identified certain components in its supply chain that contain certain Conflict Minerals. Based on these procedures, Hologic is currently unable to determine the country of origin or the facilities used to process the Conflict Minerals contained in these components. These components are included in a number of the Company’s products manufactured at its manufacturing facilities.

RCOI

The Company manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. Accordingly, the Company has conducted a good faith RCOI regarding the necessary Conflict Minerals used in its products. This good faith RCOI was designed to determine whether any of the necessary Conflict Minerals originated in the Covered Countries and whether any of the necessary Conflict Minerals may be from recycled or scrap sources. RCOI procedures included evaluating Hologic’s suppliers’ responses to the Electronic Industry Citizenship Coalition (EICC)/Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (the Template). Where applicable, the Company also inquired as to whether the supplier has a policy on Conflict Minerals and made follow-up inquiries with appropriate personnel of the suppliers as necessary.

Design of Due Diligence

Based on the Company’s RCOI, the Company was also required to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products. The Company believes the design of the due diligence measures described in this CMR for tin, tungsten, tantalum, and gold conforms in all material respects with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the OECD Guidance). The OECD Guidance is an internationally recognized due diligence framework for the following Conflict Minerals: tin, tantalum, tungsten, and gold.

Due Diligence Measures Performed

The Company’s supply chain is complex, and there are many third parties in the supply chain between Hologic’s suppliers and the original sources of any Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are in Hologic’s products. Given this context, the Company undertook the following measures to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products for the Reporting Period:

(i)	Hologic has established a management system to support its supply chain due diligence.

a.	Hologic has adopted an organizational structure and communication process that is intended to improve supply chain transparency. This system is meant to help Hologic obtain critical information regarding the supply chain of Conflict Minerals used in its products.

b.	Hologic adopted a company policy in 2014 regarding Conflict Minerals in its supply chain. This policy is available at the Company’s website: http://investors.hologic.com/product_component_and_conflict.

c.	Hologic has assigned authority and responsibility to a multi-disciplinary team consisting of individuals from Accounting & Finance, Manufacturing, Procurement, Product Development, and IT (collectively, the Conflict Minerals Committee). The Conflict Minerals Committee receives periodic support from Hologic’s General Counsel and reports significant Conflict Minerals matters directly to the Chief Financial Officer.

d.	Hologic has distributed communications to its suppliers making them aware of Rule 13p-1 and Hologic’s related policies and apprising them of Hologic’s expectations regarding compliance with Rule 13p-1, Hologic’s related policies and any other requests that Hologic may send to them.

(ii)	Hologic has taken steps to identify and assess risk in its supply chain.

a.	Hologic conducted a search for Conflict Minerals in its supply chain using its procurement and engineering systems. These systems contain bills-of-materials for Hologic products and an approved vendors list.

b.	Hologic engaged its immediate suppliers in an effort to identify the smelters/refiners of any Conflict Minerals in its supply chain during the Reporting Period.

c.	Hologic used the Template to assess its suppliers’ use, or lack thereof, of Conflict Minerals in the products and materials Hologic’s purchases.

d.	Hologic identified suppliers in its supply chain for the Reporting Period by reviewing the procurement and engineering systems and mapping the components in the bills-of-materials against the approved vendors list. Hologic sent the suppliers that were identified a copy of the Template (a Survey). As of January 23, 2014, a significant amount of Surveys were returned. Several follow-up reminders were sent to suppliers who did not respond to the Survey. In certain instances, if the response was too general (i.e. declaration at company level instead of product level), Hologic conducted a further assessment of the composition of the suppliers’ product or materials in an effort to determine if the product or materials contained Conflict Minerals.

(iii)	Hologic has designed and implemented a strategy to respond to identified risks.

a.	Hologic’s Conflict Minerals Committee monitors internal accountability with respect to the implementation of the supply chain due diligence process and reports its findings of the supply chain risk assessment to upper level management.

b.	Hologic has undertaken additional assessments in an effort to conform in all material respects with the relevant requirements of Step 3(D) of the OECD Guidance Supplement on Tin, Tantalum, and Tungsten and Step 3(E) of the OECD Guidance on Gold. This has included, but is not limited to, requests for suppliers to complete Surveys, and working to incorporate Conflict Minerals language into Hologic’s supplier contracts. If a supplier identifies that it has Conflict Minerals in the products or materials it supplies, Hologic engages that supplier in an effort to determine the locations of the smelter(s)/refiner(s) of those Conflict Minerals and seeks to obtain a copy of their Conflict Mineral policies. For certain Survey responses that identified smelters in Hologic’s supply chain that are providing Conflict Minerals, Hologic reviewed the Conflict-Free Smelter Initiative List to determine if they are compliant with the Conflict Free Sourcing Initiative.

(iv)	Hologic complies with Step 5 of the OECD Guidance by making its CMR available on its website at www.hologic.com.

DRC CONFLICT UNDETERMINABLE AND RISK MITIGATION

After exercising the due diligence described above, the Company was unable to determine whether or not its products qualify as “DRC conflict free,” as defined under Rule 13p-1 and Form SD. Further, the Company was also unable to determine the facilities used to process the necessary Conflict Minerals in Hologic’s products. Through the due diligence efforts described above, the Company also attempted to determine the mine or location of origin of such Conflict Minerals with the greatest possible specificity but was unable to do so for this Reporting Period.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s supply chain benefit armed groups in the Covered Countries: (i) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (ii) encouraging suppliers to implement responsible sourcing; and (iii) working to incorporate Conflict Minerals contract provisions into supplier contracts.